UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of August, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Preliminary First Half 2009 Financial Results

Net Sales Increased 9%; Net Income Increased 15% Compared to First Half 2008

HAWTHORNE, N.Y.--(BUSINESS WIRE)--August 10, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information on its financial performance for the first half of 2009.

For the six months ended June 30, 2009, Taro estimates net sales of $181.7 million compared to $166.2 million in the same period of the previous year, a 9% increase. Gross profit for the first half of 2009 was $104.4 million, or 57% of net sales, compared to a gross profit of $91.5 million, or 55% of net sales for the same period in 2008, an increase of 14%. Operating income for the six months ended June 30, 2009 was $34.7 million, compared to $29.2 million for the same period in 2008, an increase of 19%. Net income was $23.6 million, or $0.58 per diluted share, compared to $20.6 million, or $0.51 per diluted share for first half 2008, an increase of 15%.

For the second quarter ended June 30, 2009, Taro estimates net sales of $96.8 million compared to $88.1 million, a 10% increase compared to the second quarter of 2008. Gross profit for the second quarter was $57.9 million, or 60% of net sales, compared to $50.6 million, or 57% of net sales for the second quarter of 2008, an increase of 14%. Operating income for the second quarter of 2009 was $20.6 million compared to $17.7 million, an increase of 16% over the prior year. Net income was $12.5 million, or $0.31 per diluted share, compared to $13.0 million, or $0.32 per diluted share for the second quarter of 2008, a decrease of 4%. The decrease in net income is the result of increased financial expenses in the amount of $3.7 million, principally related to the weakening of the U.S. dollar against the Canadian dollar.

The Company noted that its first half 2009 earnings were impacted by $4.2 million of expenses related to operating the Company’s Irish facility. In addition, first half 2009 expenses included approximately $13.0 million in professional, consulting and other fees related to the Company’s continuing efforts to complete the 2004-2006 audits, and litigation related to its former merger partner, Sun Pharmaceutical Industries Ltd.

The Company also said that it continues to strengthen its balance sheet with net debt (total debt offset by the value of hedging instruments, less cash and cash equivalents) steadily declining from $103.7 million in December 2008 to $90.9 million in June 2009. As of June 30, 2009, Taro had $79.1 million in cash, cash equivalents and restricted cash, after making scheduled debt payments of $17.6 million in 2009. During the first half of 2009, cash provided by operations was $13.5 million. Amortization and depreciation expenses were $9.7 million during the period.

Trade accounts receivable at June 30, 2009 were $82.6 million, which represents 83 days sales outstanding. The increase in accounts receivable reflects the recent launch of carbamazepine extended release tablets as well as the launch of other new products. Inventories were $65.5 million at June 30, 2009, compared to $75.3 million at June 30, 2008, the result of improved inventory management.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change. However, subject to the foregoing caveats, the Company believes that the information above represents the best information currently available to Taro management.

Two Extraordinary General Meetings of Shareholders

The Company announced today that it has scheduled two Extraordinary General Meetings of Shareholders. The first is scheduled to convene on September 13, 2009, at 8:00 a.m. (Israel time), at the offices of the Company in Haifa, Israel. The purpose of the meeting is to elect, consistent with the requirements of Israeli law, two independent external directors to represent the public, as well as to ratify and approve indemnification for non-executive directors.

Taro’s Board of Directors has carefully considered the background and qualifications of the two external director candidates, Irith Hausner, Esq. and Yaron Saporta, CPA (Israel), and found them to be highly qualified professionals who can meaningfully contribute to the Company. Ms. Hausner is an experienced attorney and businesswoman. Mr. Saporta, a prominent and experienced accountant and internal auditor, works with both private and public companies in Israel.

The full text of the Company’s letter to shareholders, along with the notice of the meeting scheduled to be held on September 13, 2009, and the corresponding proxy statement can be accessed at the Company’s website at www.taro.com or at www.sec.gov. Shareholders are urged to read both documents carefully.

A second meeting is scheduled to convene on September 14, 2009, at 8:00 a.m. (Israel time), at the offices of the Company in Haifa, Israel, to update shareholders on the status of the Company’s financial statements for 2006-2008. This meeting is being held following receipt of a request by Franklin Templeton Investments.

About Taro

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, the Company’s financial performance, including its financial performance during the last two years, availability of financial information, estimates of financial results and financial information for outstanding audits, review of results for prior years and estimates of expenses and reserves. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of audits of 2004-2008 and any related restatement, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

NET SALES	$96,817	$88,139	$181,710	$166,198
Cost of Sales	38,926	37,579	77,277	74,746

Gross Profit	57,891	50,560	104,433	91,452
Operating Expenses:
Selling and Administrative	27,675	23,800	51,340	43,982
Operating Income before Research and Development	30,216	26,760	53,093	47,470
Research and Development	9,583	9,063	18,439	18,265

Operating Income	20,633	17,697	34,654	29,205
Financial Expenses:
Interest and other Financial Expenses	1,873	3,398	4,139	6,725
Foreign Exchange Fluctuations	5,645	443	3,069	(195)
Other Income	9	126	147	426
	13,124	13,982	27,593	23,101
Taxes on Income	633	933	3,998	2,514

NET INCOME	$12,491	$13,049	$23,595	$20,587

Basic Earnings Per Ordinary Share	$0.32	$0.33	$0.60	$0.53
Diluted Earnings Per Ordinary Share	$0.31	$0.32	$0.58	$0.51

Weighted Average Number of Shares Used to Compute:
Basic EPS	39,217,276	39,186,478	39,202,769	39,186,478
Diluted EPS	40,509,103	40,404,283	40,547,049	40,254,164

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	As of June 30,	As of December 31,
	2009	2008
Current Assets:
Cash and Cash Equivalents	$72,862	$78,093
Restricted Short-Term Bank Deposits	6,250	6,250
Accounts Receivable – Trade	82,590	67,227
Accounts Receivable - Other and Prepaid Expenses	17,133	8,144
Inventories	65,522	69,568
Total Current Assets	244,357	229,282

Long-Term Investments	21,481	19,860
Property, Plant and Equipment, net	182,406	187,504
Other Assets	29,697	30,897
TOTAL ASSETS	$477,941	$467, 543

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$87,285	$91,412
Current Maturities of Long-Term Liabilities	27,906	29,887
Accounts Payable and Accrued Expenses	77,868	75,716
Total Current Liabilities	193,059	197,015

Long-Term Liabilities	54,767	66,696
Deferred Taxes and Other Liabilities	19,043	19,157
Total Liabilities	266,869	282,868

Shareholders' Equity	211,072	184,675
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$477,941	$467,543

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS (US dollars in thousands)
	Unaudited and Unreviewed

	Six Months Ended June 30,
	2009	2008
Operating Activities:
Net income	$23,595	$20,587
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,708	11,700
Stock based compensation	152	141
Increase in fair value of derivative instruments	292	(11,452)
Increase in long-term debt due to currency fluctuations	(1,083)	11,920
Amortization of deferred revenue	-	(982)
Decrease (increase) in trade receivables	(16,105)	194
Increase in other receivables and prepaid tax	(4,896)	(1,087)
Decrease in deferred tax asset	-	(547)
Decrease (increase) in inventories	4,886	(6,012)
Foreign exchange effect on intercompany balances	2,960	(3,448)
Increase (decrease) in trade and other payables and accruals	(5,978)	2,102
Net cash provided by operating activities	13,531	23,116

Investing Activities:
Purchase of property plant & equipment, net of related grants	(1,636)	(1,493)
Investment in other intangible assets	(108)	(339)
Proceeds from sales of property, plant and equipment	96	-
Net cash (used) in investing activities	(1,648)	(1,832)

Financing Activities:
Repayments of long term debt	(14,652)	(16,161)
Repayments of short-term bank debt, net	(2,962)	794
Net cash (used) in financing activities	(17,614)	(15,367)

Effect of exchange rate changes	500	84
Net (decrease) increase in cash	(5,231)	6,001
Cash at beginning of period	78,093	45,178
Cash at end of period	$72,862	$51,179

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 10, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary